

March 14, 2014

<u>Via E-mail</u>
Darren Katic
Chief Executive Officer
Sara Creek Gold Corp.
326 S. Coast Highway, Suite 102
Redondo Beach, CA 90277

> **Re: Sara Creek Gold Corp.**
> **Form 10-K for the Fiscal Year ended August 31, 2013**
> **Filed November 29, 2013**
> **Form 10-Q for the Fiscal Quarter ended November 30, 2013**
> **Filed January 13, 2014**
> **File No. 0-52892**

Dear Mr. Katic:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended August 31, 2013</u>

<u>General</u>

1.   We note that you initially filed your annual report without including an audit opinion and although you subsequently filed an amendment in an effort to resolve this deficiency, you excluded the financial statements and all required disclosures. You will need to file a complete amendment to resolve these concerns. We also note the following deficiencies in the audit opinion and officer certification that you will need to address.

- The certification signed by your Chief Executive and Financial Officer and filed with this periodic report, and the amended Form 10-K filed on January 17, 2014, is missing a reference to internal control over financial reporting in the last part of paragraph four. Please obtain and file an updated and revised certification that includes all language required to conform with the guidance in Item 601(b)(31) of Regulation S-K.

- The report from your independent public accounting firm indicates that your financial statements have been audited (first paragraph). However, in expressing the opinion (third paragraph), there does not appear to be audit coverage for your financial position as of August 31, 2012. Please obtain and file a revised report from your independent public accounting firm that includes an opinion for all required financial statements.

2.   We note you have reserve and related property information on pages 6 through 8 pertaining to interests held by the accounting acquirer in your reverse merger, and include a consent as exhibit 23.1 from the independent reserve engineering firm that prepared the reserve estimate for the DEEP Lease as of August 31, 2013. Please file the report from the third party engineering firm that is required to comply with Item 1202(a)(8) of Regulation S-K.

3.   We note you have disclosed various details about an option to acquire Hawker Energy LLC under the Business section on page 5 and in Note 9 to your financial statements on pages 24 and 25, also in your subsequent interim report, and in the Form 8-K that you filed on January 7, 2014, when announcing the exercise of this option. However, the disclosures indicating that exercise of your initial option would require that you issue an additional 33 million shares if certain follow-on transactions are also completed, are not sufficient. Please revise the disclosures pertaining to this arrangement in the annual and interim reports to clarify the status of these other acquisition opportunities.

For example, if exercise of the option to acquire Hawker Energy LLC, and completing these follow-on transaction was reasonably possible at the time of filing your report, you should describe any negotiations that had taken place and include any terms established for these follow-on transactions, including a description of the assets, property interests, or businesses subject to these arrangements, the amount and form of consideration that would be required, the timeframe governing your decisions in completing these transactions, also indicating whether these are optional or mandatory. You should disclose the implications on control of your enterprise in the event the contingent shares are issued and the reasons such shares would be characterized as incremental consideration in your acquisition of Hawker Energy LLC, rather than costs of completing these future transactions, as suggested in your disclosure.

However, if the terms under which these transactions would be undertaken have not been established, and to the extent you are unable to conclude that completing the transactions is reasonably possible, revise your disclosure to clarify.

Darren Katic
Sara Creek Gold Corp.
March 14, 2014
Page 3

Please submit the analysis and significance testing that you performed in concluding that you would not file financial statements of Hawker Energy LLC, as reported in the Form 8-K that you filed on February 28, 2014, pursuant to the guidance in Rule 8-04(b) and (d) of Regulation S-X.

Form 10-Q for the Fiscal Quarter ended November 30, 2013

Note 3 - Acquisition of SCNRG, page 10

4.   We note that you are reporting your reverse merger as a recapitalization. However, disclosure in the Form 8-K that you filed on July 23, 2013 indicates you ceased to be a shell company prior to this transaction. Therefore, it appears you may need to revise your accounting to comply with FASB ASC 805-40-30-2. Tell us your view on the applicability of this guidance to your transaction and provide all details necessary to understand your rationale and the circumstances underlying your perspective.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or me at (202) 551-3686 if you have questions.

                                                Sincerely,

                                                /s/ Karl Hiller

                                                Karl Hiller
                                                Branch Chief